

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 24, 2008

Mr. George S. Young
Chief Executive Officer
Fellows Energy Ltd.
1942 Broadway St., Suite 320
Boulder, CO   80302

> **Re: Fellows Energy Ltd.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2008**
> **Filed May 13, 2008**
> **Response Letter Dated April 14, 2008**
> **File No. 000-33321**

Dear Mr. Young:

We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2007, Form 10-QSB for the fiscal quarter ended March 31, 2008, and your response letter dated April 14, 2008, and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information, so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Description of Business, page 3

Reports to Security Holders, page 7

1.   Please revise your disclosure to reflect the current SEC address as 100 F St. NE, Washington, DC, 20549.

Management's Discussion and Analysis or Plan of Operation, page 18

Results of Operations, page 22

2.   You state that your operating expenses for 2007 were approximately $4,173,000, as compared to $2,127,000 for 2006. Revise your disclosure as necessary to explain how these correlate with the various amounts presented in your Statements of Operations.

Financial Statements, page 23

Report of Independent Auditors, page 24

3.   We note that your current auditor has expressed an opinion on your 2007 financial statements, but not the prior year. And although you include a consent from your prior auditor at Exhibit 23.1, indicating its audit report had been included, it does not appear in the fling. You will need to arrange for audit coverage of the prior year by either seeking from your prior auditor a reissuance of its report (which would need to be included in the filing), or engaging your current auditor to reaudit that period.

Statements of Operations, page 26

4.   We understand from your response to prior comment 1 that you eliminated the caption description "operating loss," and re-labeled it as "gross margin," a measure that should correspond to sales less costs and expenses associated directly with or allocated to products sold or services rendered. The line item that you now identify as gross margin reflects various items that do not appear to be appropriately characterized as cost of sales, such as exploration costs, general and administrative expenses, and impairment charges associated with unproved properties. If you wish to present gross margin, you should revise your financial statements to correct the computation. Otherwise, you need to rearrange the tabulation as previously advised. We reissue prior comment 1.

5.   We understand that your gain on sale of projects of $1,610,299 is primarily associated with your sale of the Carbon County project, the operations of which you classified as a discontinued operation. You will need to similarly position the gain, along with the discontinued operations, to comply with paragraph 43 of SFAS 144.

Statements of Cash Flows, page 28

6.   We note that you classified impairment charges related to your unproved oil and
        gas property relinquishments in 2006 and 2007 as investing cash in-flows. You
        will need to reposition these amounts as reconciling items in the operating section
        to comply with paragraph 28 of SFAS 95.

7.   We note that you report as an investing cash inflow $3,000,000 that you have
        characterized as proceeds from *sale of unproved oil and gas property*. Your
        disclosures on pages 12 and 36 indicate that you sold the Carbon County project
        for this amount during 2007, and also that this was your only proved oil and gas
        property.

        However, these disclosures also state that $2,763,000 of the consideration was in
        the form of liabilities assumed by the counterparty and that you had not collected
        $202,220 of the remaining balance as of the end of the year. We understand from
        these disclosures, along with the information disclosed in the Form 8-K that you
        filed on August 13, 2007, that you only received cash on this sale of $34,780
        during 2007.

        Unless the amount referenced in the first paragraph of this comment is not
        associated with your sale of the Carbon County project, you will need to correct
        your presentation to include only cash proceeds that you received during the year
        to comply with paragraph 32 of SFAS 95; also to correct the labeling to identify
        actual cash proceeds as pertaining to your sale of the *proved* property.

        Further, you will need to eliminate all amounts associated with the decrease in
        liabilities that occurred when you derecognized the liabilities assumed by the
        counterparty, as these are not appropriately shown as actual cash flows.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 29

Impairment of Unproved (Non-Producing) Properties, page 30

8.   We have read your response to prior comment 2, stating that you believe you
        were not required to conduct impairment testing under SFAS 144 because you do
        not have a history of losses associated with the use of your long-lived assets.

        The language that you reference pertains to having a forecast that demonstrates
        continuing losses associated with the use of an asset, and should be regarded as
        criteria apart from reporting a current-period operating or cash flow loss
        combined with a history of operating or cash flow losses, criteria that pertains to

the consolidated entity. The guidance in paragraph B31 of SFAS 144 clarifies that you must apply the Standard to assets without regard to their operating status.

However, under the successful efforts methodology you must follow the guidance in paragraph 28 of SFAS 19 for unproved properties, which requires that you conduct periodic assessments for impairment. We note that you recorded impairment charges amounting to $6,126,262 during 2007, notwithstanding the view expressed in your response, that you believe your properties maintained or increased their value.

We will not object to the accounting you have applied, provided you are able to show how these impairment charges are properly associated with 2007, in terms of new information, dates of relinquishment, or decisions about the property interests. Expand your disclosures under this heading and on pages 13 and 14 to clarify; include details of all impairment charges (relinquishment of property) recorded in 2007 and 2006.

Sale of Producing and Non-Producing Property, page 30

9.   We read your response to prior comment five, and the disclosure you propose pertaining to your sale of the Carbon County Project. The information you submitted is not sufficiently informative. You indicate that the underlying assets of the project amounted to only $180,194, while your disclosure indicates that you acquired it on March 13, 2006, for approximately $1.5 million. And since you sold the project for $3,000,000 and recorded a gain on the sale of $1,610,299, it appears the carrying value would have been about $1,389,701. You will need to disclose accurate details about the transaction, including the carrying amounts of the assets and liabilities included in the disposal group, and computation of gain to comply with paragraph 47 of SFAS 144.

Note 4 – Notes Payable, page 33

10.   We understand that you have two unsecured demand notes to a related party, totaling $2,753,573, which you classify as long-term liabilities on your balance sheet. Please disclose your basis for having concluded that such obligations should be classified as long-term, considering the demand feature attached to such loans, to comply with paragraph 7 of ARB43, Chapter 3.A. If you have not satisfied the criteria for long-term classification, revise your presentation accordingly.

Note 5 – Convertible Debentures, page 33

11.   We note you have agreed to file a registration statement to cover the future sale by investors of the shares issuable upon conversion of the Old and New Debentures. Additionally, you state that if such registration statement is not filed by the filing deadline or not declared effective by the effective deadline, you would be required to pay liquidated damages. Please ensure that your accounting fully complies with the guidance in FSP EITF 00-19-2, SFAS 5 and FIN 14. Additionally, please expand your disclosure to include the information required by paragraph 12 of FSP EITF 00-19-2.

12.   We read your response to prior comment 7, and your tabulation of the consideration you paid in connection with your debt restructuring. We understand that although you concluded this restructuring to be a debt extinguishment, you have decided not to comply with SFAS 140, EITF 96-19 and EITF 06-6. Unless you are able to demonstrate that all differences between your accounting and that required under GAAP are not material to your financial statements, you will need to comply with this literature. Otherwise, submit your analysis showing why you believe the debt extinguishment loss to be immaterial, giving consideration to the guidance provided in SAB Topic 1:M.

Form 10-QSB for the Quarter Ended March 31, 2008

General

13.   You will need to amend your interim filing to make accounting and disclosure revisions that are consistent with those required in your annual report, as described in the other comments in this letter. When you file the amendment to your interim report, we ask that you also comply with the requirements in Release 34-56994, Smaller Reporting Company Regulatory Relief and Simplification, having an effective date of February 4, 2008.

Under the new rules, interim reports filed subsequent to your Form 10-KSB for the fiscal year ended December 31, 2007 are required to be filed on Form 10-Q, rather than Form 10-QSB; your next annual report must be filed on Form 10-K. Please refer to Article 8 of Regulation S-X for your financial statement requirements.

If you require further clarification, you may refer to the Release and related materials on our website at the following address:

http://www.sec.gov/info/smallbus/srcoreq.shtml

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief